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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three Months Ended March 31, 2011	For the Year Ended
		12/31/10	12/31/09	12/31/08	12/31/07	12/31/06
Pre-tax earnings from continuing operations	$(87,628)	$136,492	$67,888	$190,193	$195,616	$158,191
Interest expense	15,655	66,541	50,738	26,209	17,287	10,247
Capitalized interest	10,392	28,321	30,107	23,209	18,104	9,339

Earnings	$(71,539)	$203,033	$118,626	$216,402	$212,903	$168,438

Ratio of earnings to fixed charges	(2.8)	2.1	1.5	4.4	6.0	8.6

        For purposes of this table, "earnings" consists of income before income taxes from continuing operations plus fixed charges and less capitalized interest. "Fixed charges" consists of interest expense and capitalized interest (for both continuing and discontinued operations).

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratios)